Exhibit a(1)(v)
Subject: Reminder – Arcutis Option Exchange Program Closes Soon
As an eligible participant, in Arcutis Option Exchange Program to Exchange Eligible Options for New Restricted Stock Units (RSUs), we are pleased to inform you that the Option Exchange is still open and you have time to make an election until the Option Exchange expires at 8:59 p.m. Pacific Time on 2/12/2024.
To access your Option Exchange site, visit this registration site to access your information or if you have already registered, login using the URL below with your username and password used when you initially registered:
•Direct URL for registration will be
https://equitysolutions.aon.com/UWSO/Participant/Account/Register.
•You will need to provide the following registration code:
•Use your work email address when registering for the Option Exchange website.
Please understand that we cannot advise you on whether or not to participate in the Option Exchange. Participation in the Option Exchange is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Arcutis recommends that you consult your tax and financial advisors to address questions regarding your decision.